UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Traffic Release April | 2019

Azul Reports April 2019 Traffic

São Paulo, May 7, 2019 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served and flight departures, announces today its preliminary traffic results for April 2019.

Consolidated passenger traffic (RPKs) increased 15.5% compared to April 2018 on a capacity increase (ASKs) of 11.5% resulting in a load factor of 84.4%, an increase of 3.0 p.p. compared to the same period in 2018.

Domestic passenger traffic increased 23.5% on a 17.3% increase in capacity resulting in a load factor of 83.7%, 4.2 percentage points higher than April 2018. International load factor was 86.9%.

“April was a great month for us and we continue to see a positive demand trend in the Brazilian market. Our fleet transformation strategy is on track with 26 A320neos currently flying across our network. We couldn’t be more excited with the growth opportunities that lie ahead of us. We will continue to focus on executing on our margin expansion plan which is centered on the addition of larger and more fuel-efficient aircraft to our fleet that have a significant lower seat cost”, says John Rodgerson, Azul’s CEO.

	Apr-19	Apr-18	%Δ	YTD 19	YTD 18	%Δ
Total
RPK (million)	2,165	1,874	15.5%	8,974	7,764	15.6%
ASK (million)	2,564	2,301	11.5%	10,876	9,466	14.9%
Load factor	84.4%	81.4%	+3.0 p.p.	82.5%	82.0%	+0.5 p.p.
Domestic
RPK (million)	1,695	1,372	23.5%	6,886	5,730	20.2%
ASK (million)	2,024	1,726	17.3%	8,365	7,118	17.5%
Load factor	83.7%	79.5%	+4.2 p.p.	82.3%	80.5%	+1.8 p.p.
International
RPK (million)	470	501	-6.2%	2,088	2,035	2.6%
ASK (million)	541	575	-5.9%	2,511	2,348	6.9%
Load factor	86.9%	87.2%	-0.3 p.p.	83.2%	86.7%	-3.5 p.p.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, offers 820 daily flights to 113 destinations. With an operating fleet of 125 aircraft and more than 11,000 crewmembers, the Company has a network of 223 non-stop routes as of March 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and in 2018, the Company was elected best airline by Kayak’s Flight Hacker Guide, and also best regional carrier in South America for the eighth consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil in 2018 according to FlightStats. For more information visit www.voeazul.com.br/ir.

Traffic Release April | 2019

Glossary

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This traffic release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or June affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “June,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 7, 2019

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer